UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

For the fiscal year ended December 31, 2013

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from _______________ to _______________

Commission File Number 001-33733

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

Savings Plan for Employees of The LaPorte Savings Bank

B:  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

SAVINGS PLAN FOR EMPLOYEES OF THE LAPORTE SAVINGS BANK
LAPORTE, INDIANA
FINANCIAL STATEMENTS
December 31, 2013 and 2012

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

401(k) Oversight Committee
Savings Plan for Employees of The LaPorte Savings Bank
LaPorte, Indiana

We have audited the accompanying statements of net assets available for benefits of the Savings Plan for Employees of The LaPorte Savings Bank as of December 31, 2013 and 2012, and the related statement of changes in net assets available for benefits for the year ended December 31, 2013. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013 and 2012 and the changes in net assets available for benefits for the year ended December 31, 2013 in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2013 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2013 financial statements taken as a whole.

Crowe Horwath LLP

South Bend, Indiana
June 25, 2014

SAVINGS PLAN FOR EMPLOYEES OF THE LAPORTE SAVINGS BANK
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2013 and 2012

	December 31,
	2013	2012
ASSETS
Participant-directed investments, at fair value (Note 4)	$5,041,791	$3,852,816

Receivables

Notes receivable from participants	137,554	157,875

Total assets	5,179,345	4,010,691

Net assets, reflecting all investments at fair value	5,179,345	4,010,691

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(1,797)	(3,297)

NET ASSETS AVAILABLE FOR BENEFITS	$5,177,548	$4,007,394

See accompanying notes to financial statements.

SAVINGS PLAN FOR EMPLOYEES OF THE LAPORTE SAVINGS BANK
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Year ended December 31, 2013

For the Year Ended
December 31, 2013
Additions to net assets attributed to:
Dividend and interest income	$95,977

Net appreciation in fair value of investments (Note 4)	778,036

Contributions
Employer’s	56,518
Participants’	325,268
Rollover	151,242
533,028

Total additions	1,407,041

Deductions from net assets attributed to:
Benefits paid to participants	197,377
Administrative expenses	39,510
Total deductions	236,887

Net increase	1,170,154

Net assets avaiable for benefits
Beginning of year	4,007,394

End of year	$5,177,548

See accompanying notes to financial statements.

SAVINGS PLAN FOR EMPLOYEES OF THE LAPORTE SAVINGS BANK
NOTES TO FINANCIAL STATEMENTS
December 31, 2013 and 2012

NOTE 1 – DESCRIPTION OF PLAN

The following description of the Savings Plan for Employees of The LaPorte Savings Bank (the “Plan”) provides only general information.  Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General:  The Plan is a defined contribution plan covering all regular full-time and part-time employees of The LaPorte Savings Bank (the “Company” or the “Employer”) who are age twenty-one or older.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).  All eligible employees can participate in the Plan on the first day of the quarter following employment.  The Plan does not have a service requirement for participating in the Plan. There is a service requirement of one year to be eligible for Employer contributions. Effective September 1, 2013, the Plan changed record-keepers and custodians from Principal Financial Group to Benefit Plan Administrative Services, Inc (“BPAS”).

Contributions:  Each year, participants may contribute up to 75% of pretax annual compensation, as defined in the Plan and subject to certain limitations.  Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.  The Company contributes 25% of the first 6% of eligible compensation that a participant contributes to the Plan.  Additional profit sharing amounts may be contributed at the option of the Company.  No profit sharing contribution was authorized for the 2013 Plan year.  Contributions are subject to certain limitations.  Plan participants direct the investment of their contributions and the employer matching contributions and profit sharing contributions into the various investment options offered by the Plan.  The Plan includes an automatic deferral amount of 6% of eligible compensation for new participants or re-hired participants.  In addition, the new or re-hired participant is set to auto-escalate the deferral amount by 1% annually until the deferral rate equals 10%. Participants who do not wish to be automatically enrolled in the auto-escalate feature may elect not to defer or to defer another percentage.  Participants may complete an In-Plan conversion of their vested account balances from pre-tax contributions to post-tax contributions, which would then be considered taxable income to the participant at the time of conversion.  Participants may not convert notes receivable amounts from pre-tax contributions to post-tax contributions.  The Plan also allows participants who reach the age of 50 during the taxable year to make catch-up contributions.  Catch-up contributions are 401(k) elective deferral contributions in excess of any limit on such contributions under the Plan.

Participant Accounts:  Each participant’s account is credited with the participant’s contributions and an allocation of (a) the Company’s contributions, (b) Plan earnings, and (c) forfeitures of employer matching contributions. Each participant's account is charged with his or her withdrawals and an allocation of expenses.  Allocations are based on participant earnings or account balances, as defined in the Plan.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.  Each participant directs the investment of his or her account to any of the investment options available under the Plan.

Retirement, Death and Disability:  A participant, or their beneficiary, is entitled to 100% of his or her account balance upon retirement, death, or disability.

Vesting:  Participants are immediately vested in their contributions plus actual earnings thereon.  Vesting in the remainder of their accounts, plus earnings thereon, is based on years of continuous service at the rate of 20% per year, resulting in 100% vesting after five years.

Payment of Benefits:  On termination of service, a participant may elect to receive either a lump sum or a direct rollover equal to the value of his or her vested interest in the account.  In addition, the Plan allows for withdrawals of the vested account balances resulting from rollover contributions at any time.  A participant who has attained age 59 ½ may withdraw vested account balances resulting from participant or employer contributions at any time.  The Plan also allows for hardship distributions of balances resulting from participant contributions.  Distributions are made in cash.  A participant, who has been an active participant for at least five years, may withdraw their vested account balances resulting from employer contributions that were converted to post-tax contributions at any time.

Notes Receivable from Participants:  Participants may borrow from their accounts a minimum of $1,000 up to a maximum of $50,000 or 50% of their vested account balance, whichever is less.  The notes receivable from participants are secured by the balance in the participant’s account and bear interest at rates that are commensurate with national prevailing rates as determined by the Plan administrator, currently Prime + 1%.  Principal and interest are paid through payroll deductions.

(Continued)

SAVINGS PLAN FOR EMPLOYEES OF THE LAPORTE SAVINGS BANK
NOTES TO FINANCIAL STATEMENTS
December 31, 2013 and 2012

Forfeitures:  Forfeitures of employer matching contributions can be used to offset future employer matching contributions or administrative expenses of the Plan or may be redistributed to current participants based upon their relative wages as a discretionary contribution by the Company.

Investment Management Expense:  Investment management fees charged to the Plan for investments in mutual funds are deducted from income earned on a daily basis and included in the investment income (loss) reported by the Plan.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Concentration of Investments:  The Plan has a significant concentration of investments in LaPorte Bancorp, Inc. common stock.  Therefore, the Plan’s investment performance is significantly affected by the performance of LaPorte Bancorp, Inc.

Basis of Accounting:  The financial statements of the Plan are prepared under the accrual basis of accounting.

Investment Valuation and Income Recognition:  The Plan’s investments are reported at fair value.  Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.  Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Fully Benefit-Responsive Investment Contracts:  While Plan investments are presented at fair value in the statements of net assets available for benefits, any material difference between the fair value of the Plan’s indirect interests in fully benefit-responsive investment contracts and their contract value is presented as an adjustment line in the statements of net assets available for benefits, because contract value is the relevant measurement attribute for that portion of the Plan’s net assets available for benefits.  Contract value represents contributions made to a contract, plus earnings, less participant withdrawals and administrative expenses.  Participants in fully benefit-responsive contracts may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.  The Plan holds an indirect interest in such contracts through its investment in a stable value fund.

Notes Receivable from Participants:  Notes receivable from participants are reported at their unpaid balance plus any accrued interest, with no allowance for credit losses, as repayments of principal and interest are received through payroll deductions and the notes are collateralized by the participants’ account balances.

Payment of Benefits:  Benefits are recorded when paid.

Estimates:  The preparation of financial statements in conformity with U.S. generally accepted accounting principles (“U.S. GAAP”) requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures, and actual results may differ from these estimates.

Risks and Uncertainties:  The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market, liquidity, and credit risks.  Due to the level of risk associated with certain investment securities and the sensitivity of certain fair value estimates to changes in valuation assumptions, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

NOTE 3 – RIGHTS UPON PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants would become 100% vested in their employer contributions and earnings thereon.

(Continued)

SAVINGS PLAN FOR EMPLOYEES OF THE LAPORTE SAVINGS BANK
NOTES TO FINANCIAL STATEMENTS
December 31, 2013 and 2012

NOTE 4 – INVESTMENTS

The following presents the fair values of investments held by the Plan:

	December 31,
	2013	2012
Mutual Funds
Principal Glbl Div Income Inst Fund, 992 and 0 units, respectively	$13,957	$—
Principal Real Estate Sec Inst Fund, 824 and 0 units, respectively	14,605	—
Blackrock Lifepath Index Ret I Fund, 26,867 and 0 units, respectively*	296,885	—
Blackrock Lifepath Indx 2020 I Fund, 26,934 and 0 units, respectively*	303,003	—
Blackrock Lifepath Indx 2025 I Fund, 29,999 and 0 units, respectively*	341,083	—
Blackrock Lifepath Indx 2030 I Fund, 41,283 and 0 units, respectively*	474,340	—
Blackrock Lifepath Indx 2035 I Fund, 4,506 and 0 units, respectively	52,130	—
Blackrock Lifepath Indx 2040 I Fund, 6,018 and 0 units, respectively	70,355	—
Blackrock Lifepath Indx 2045 I Fund, 4,059 and 0 units, respectively	47,815	—
Blackrock Lifepath Indx 2050 I Fund, 811 and 0 units, respectively	9,661	—
Blackrock Lifepath Indx 2055 I Fund, 66 and 0 units, respectively	799	—
American Funds EuroPacific R6 Fund, 4,150 and 0 units, respectively	203,457	—
DFA Emerging Mkts Core Equity Fund, 1,000 and 0 units, respectively	19,465	—
Goldman Sachs Grth Opps Instl Fund, 9,377 and 0 units, respectively*	285,522	—
Hartford Small Cap Growth Hls Fund, 4,774 and 0 units, respectively	155,644	—
Invesco Diversified Dividend Y Fund, 11,088 and 0 units, respectively	187,949	—
JP Morgan Core Bond R6 Fund, 10,178 and 0 units, respectively	116,846	—
Prudential Jennison Growth Z Fund, 3,114 and 0 units, respectively	90,183	—
Templeton Global Bond Adv Fund, 1,356 and 0 units, respectively	17,748	—
Vanguard 500 Index Signal Fund, 816 and 0 units, respectively	114,847	—
Vanguard Mid-Cap Index Signal Fund, 6,829 and 0 units, respectively*	293,508	—
Vanguard Small-Cap Indx Signal Fund, 1,369 and 0 units, respectively	65,029	—
Vanguard Total Int'l Stock ID Fund, 734 and 0 units, respectively	12,288	—
Franklin DynaTech R Fund, 0 and 1,737 units, respectively	—	57,070
American Funds EuroPacific Growth R3 Fund, 0 and 4,017 units, respectively	—	162,498
Fidelity Advisor Small Cap T Fund, 0 and 3,192 units, respectively	—	69,676
American Century Heritage A Fund, 0 and 9,207 units, respectively	—	198,681
Delaware Small Cap Value R Fund, 0 and 42 units, respectively	—	1,682
Fidelity Advisor Small Cap Value T Fund, 0 and 1,873 units, respectively	—	29,617
American Funds American Mutual R3 Fund, 0 and 439 units, respectively	—	12,376
Nuveen Real Estate Securities R3 Fund, 0 and 155 units, respectively	—	3,296
Oppenheimer Developing Markets N Fund, 0 and 452 units, respectively	—	15,413
	3,187,119	550,309

(Continued)

SAVINGS PLAN FOR EMPLOYEES OF THE LAPORTE SAVINGS BANK
NOTES TO FINANCIAL STATEMENTS
December 31, 2013 and 2012

	December 31,
	2013	2012
Pooled Separate Accounts
Principal Bond and Mortgage, 0 and 81 units, respectively	—	80,030
Principal SmallCap S&P 600 Index, 0 and 1,495 units, respectively	—	41,873
Principal MidCap S&P 400 Index, 0 and 1,191 units, respectively	—	33,010
Principal MidCap Value I, 0 and 4,474 units, respectively	—	178,864
Principal LargeCap S&P 500 Index, 0 and 1,145 units, respectively	—	65,441
Principal Core Plus Bond I, 0 and 8,809 units, respectively	—	118,115
Principal Equity Income, 0 and 7,883 units, respectively	—	130,574
	—	647,907
Collective Trusts
Reliance Trust Company Stable Value Fund Collective Investment Trust Series 25053, 1,067 and 0 units (contract value $162,935 and $0), respectively	164,732	—
Union Bond & Trust Company Principal Stable Value Fund, 0 and 7,601 units (contract value $0 and $140,242), respectively	—	143,539
Principal Trust Income Fund R3, 0 and 9,467 units, respectively	—	126,663
Principal Trust Target 2010 Fund R3, 0 and 8,807 units, respectively	—	130,701
Principal Trust Target 2015 Fund R3, 0 and 7,998 units, respectively	—	122,605
Principal Trust Target 2020 Fund R3, 0 and 8,203 units, respectively	—	126,578
Principal Trust Target 2025 Fund R3, 0 and 20,104 units, respectively*	—	318,854
Principal Trust Target 2030 Fund R3, 0 and 15,210 units, respectively*	—	244,423
Principal Trust Target 2035 Fund R3, 0 and 2,547 units, respectively	—	40,625
Principal Trust Target 2040 Fund R3, 0 and 3,866 units, respectively	—	62,086
Principal Trust Target 2045 Fund R3, 0 and 1,926 units, respectively	—	31,183
Principal Trust Target 2050 Fund R3, 0 and 129 units, respectively	—	2,103
Principal Trust Target 2055 Fund R3, 0 and 3 units, respectively	—	49
	164,732	1,349,409
Common Stock
LaPorte Bancorp, Inc., 151,973 and 148,655 units, respectively*	1,689,940	1,305,191

	$5,041,791	$3,852,816

* Denotes investment that represents 5% or more of the Plan’s net assets in the current or prior year.

The following table presents the net appreciation (depreciation) in fair value for each of the Plan’s investment categories for the year ended December 31, 2013 (including investments bought, sold, and held during the year):

Mutual Funds	$285,502
Common Stock	350,996
Collective Trusts	71,349
Pooled Separate Accounts	70,189
$778,036

(Continued)

SAVINGS PLAN FOR EMPLOYEES OF THE LAPORTE SAVINGS BANK
NOTES TO FINANCIAL STATEMENTS
December 31, 2013 and 2012

NOTE 5 – PARTY-IN-INTEREST TRANSACTIONS

Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others.  The Plan held units of pooled separate accounts managed by Principal Life Insurance Company, collective trusts managed by Principal Trust Company, and a stable value fund issued by Union Bond and Trust during 2013.  Principal Life Insurance Company, Principal Trust Company, and Union Bond and Trust are affiliates of Principal Financial Group.  Principal Trust Company was the custodian and third-party administrator of the Plan until September 1, 2013 and, therefore, these investments qualified as party-in-interest investments.  The Plan also paid fees to Principal Life Insurance Company, which represented party-in-interest transactions.  The LaPorte Savings Bank is the Plan trustee.  The Plan also holds shares of LaPorte Bancorp, Inc. common stock (Note 4) and recognized dividend income of $24,115 and $15,920 in 2013 and 2012 from this related-party investment.  Notes receivable from participants held by the Plan also reflect party-in-interest transactions.  Certain administrative functions are performed by officers or employees of the Company.  No such officer or employee receives compensation from the Plan.  Some administrative expenses of the Plan are paid directly by the Company. Lakeside Wealth Management Group is a co-fiduciary of the Plan. The Plan pays fees to Lakeside Wealth Management Group for their services which are party-in-interest transactions. BPAS became the record-keeper on September 1, 2013, and fees paid to BPAS are also party-in-interest transactions. Investment management fees paid to the various investment funds in the Plan are also party-in-interest transactions.

NOTE 6 – TAX STATUS

The Internal Revenue Service (“IRS”) has determined and informed the Company by a letter dated August 26, 2013 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (“IRC”).  Although the Plan has been amended since receiving the determination letter, Plan management believes that the Plan is designed and being operated in compliance with the applicable requirements of the IRC.  Therefore, Plan management believes that the Plan was qualified, and the related trust was tax-exempt as of the financial statement date.

U.S. GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2013 and 2012, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2010.

(Continued)

SAVINGS PLAN FOR EMPLOYEES OF THE LAPORTE SAVINGS BANK
NOTES TO FINANCIAL STATEMENTS
December 31, 2013 and 2012

NOTE 7 – RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements at the periods indicated to the Form 5500:

	December 31,
	2013	2012
Net assets available for benefits per the financial statements	$5,177,548	$4,007,394
Deficiency of contract value over estimated fair value of investment in stable value fund	—	3,297
Net assets per the Form 5500	$5,177,548	$4,010,691

The following is a reconciliation of the change in net assets available for benefits for the year ended December 31, 2013 per the financial statements to the net income reported in the 2013 Form 5500:

For the Year Ended
December 31, 2013
Increase in net assets available for benefits per the financial statements	$1,170,154
Change in deficiency/excess of contract value over estimated fair value of investment in the Union Bond & Trust Company Principal stable value fund	(3,297)
Net income per the Form 5500	$1,166,857

NOTE 8 – FAIR VALUE MEASUREMENTS

Fair value is the price that would be received by the Plan for an asset or paid by the Plan to transfer a liability (an exit price) in an orderly transaction between market participants on the measurement date in the Plan’s principal or most advantageous market for the asset or liability.  The effect of a change in valuation technique or its application on a fair value estimate is accounted for prospectively as a change in accounting estimate.  When evaluating indications of fair value resulting from the use of multiple valuation techniques, the Plan is to select the point within the resulting range of reasonable estimates of fair value that is most representative of fair value under current market conditions.  Fair value measurements are determined by maximizing the use of observable inputs and minimizing the use of unobservable inputs.  The hierarchy places the highest priority on unadjusted quoted market prices in active markets for identical assets or liabilities (level 1 measurements) and gives the lowest priority to unobservable inputs (level 3 measurements).

The three levels of inputs within the fair value hierarchy are defined as follows:

•	Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the Plan has the ability to access as of the measurement date.

•
Level 2: Significant other observable inputs other than level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

•	Level 3: Significant unobservable inputs that reflect the Plan’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

In some cases, a valuation technique used to measure fair value may include inputs from multiple levels of the fair value hierarchy.  The lowest level of significant input determines the placement of the entire fair value measurement in the hierarchy.

(Continued)

SAVINGS PLAN FOR EMPLOYEES OF THE LAPORTE SAVINGS BANK
NOTES TO FINANCIAL STATEMENTS
December 31, 2013 and 2012

The following presents the valuation methods and assumptions used by the Plan to estimate the fair values of investments and applies to investments held directly by the Plan as of December 31, 2013 and 2012.

Mutual funds:  The fair values of mutual fund investments are determined by obtaining quoted prices on nationally recognized securities exchanges (level 1 inputs).

Common stock:  Investments in LaPorte Bancorp, Inc. (the “Corporation”) common stock are determined by obtaining a quoted price on nationally recognized securities exchanges (level 1 inputs).

Collective Investment Trusts – Stable value fund:  The fair values of participation units in the stable value fund are based upon the net asset values of such fund, after adjustments to reflect all fund investments at fair value, including direct and indirect interests in fully benefit-responsive contracts, as reported in the audited financial statements of the fund (level 2 inputs).  The fund invests entirely in the MetLife Group Annuity Contract 25053 which consists of separately managed investment portfolios directed by Reliance Trust Company.  The fund’s objective is the safety and preservation of principal and accumulated interest. For liquidity purposes, the fund may have all or a portion of its assets invested in high-quality money market instruments, investment companies, and collective investment trusts that meet the investment objectives.  The stable value fund provides for daily redemptions by the Plan with no advance notice requirements and has redemption prices that are determined by the fund’s net asset value per unit.

The following presents the valuation methods and assumptions used by the Plan to estimate the fair values of investments and applies to investments held directly by the Plan as of December 31, 2012 that were no longer held as of December 31, 2013.

Pooled separate accounts:  The fair values of participation units held in pooled separate accounts were based on the net asset values reported by the fund managers as of the financial statement date and recent transaction prices (level 2 inputs).  Each of the pooled separate accounts invested either in domestic stocks or fixed income or single mutual funds which were generally identified in the name of the pooled separate account.  The investment strategies of these pooled separate accounts were consistent with each of the domestic stocks or fixed income or single mutual funds identified in the name of the fund.  Each pooled separate account provided for daily redemptions by the Plan with no advance notice requirements and had redemption prices that were determined by the fund’s net asset value per unit.

Collective Trusts – Balanced/Asset Allocation: The fair values of participation units held in collective trusts, other than stable value collective trusts, were based on the net asset values reported by the fund managers as of the financial statement dates and recent transaction prices (level 2 inputs).  The collective trusts held diversified portfolios based on certain target-dates, target-risks, and specialty investment options.  These collective trusts were classified into the following categories: Target Date – Fixed Income, Target Date – Equities, and Target Date – Blended.  Target Date – Fixed Income collective trusts invested between 65% and 100% of the total collective trust balance in fixed income securities.  Target Date – Equities collective trusts invested between 65% and 100% of the total collective trust balance in equity securities.  All other collective trusts were classified as Target Date – Blended collective trusts.  Each collective trust held directly by the Plan provided for daily redemptions by the Plan at reported net asset values per share, with no advance notice required.

Collective Trusts – Stable value fund:  The fair values of participation units in the stable value fund were based upon the net asset values of such fund, after adjustments to reflect all fund investments at fair value, including direct and indirect interests in fully benefit-responsive contracts, as reported in the audited financial statements of the fund (level 2 inputs).  The fund invested in conventional, synthetic, and separate account investment contracts issued by life insurance companies, banks, and other financial institutions.  The fund’s objective was to provide competitive levels of yield consistent with a stable fixed-income methodology and the careful and prudent assumption of investment risk providing for preservation of capital, stability, and predictability of returns, liquidity to pay plan benefits, and high credit quality.  For liquidity purposes, the fund had all or a portion of its assets invested in high-quality money market instruments, investment companies, and collective investment trusts that met the investment objectives.  The stable value fund provided for daily redemptions by the Plan with no advance notice requirements and had redemption prices that were determined by the fund’s net asset value per unit.

(Continued)

SAVINGS PLAN FOR EMPLOYEES OF THE LAPORTE SAVINGS BANK
NOTES TO FINANCIAL STATEMENTS
December 31, 2013 and 2012

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Investments measured at fair value on a recurring basis are summarized below. There were no transfers between levels during 2013 or 2012.

	Fair Value Measurements at
	December 31, 2013
	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs
	(Level 1)	(Level 2)
Investments:
Mutual funds:
Bonds	$148,551	$—
Fixed Income	14,605	—
International Equity	235,210	—
Large U.S. Equity	392,979	—
Small/Mid U.S. Equity	799,703	—
Target Date - Fixed Income	296,885	—
Target Date - Blended	644,086	—
Target Date - Equities	655,100	—
LaPorte Bancorp, Inc. Common Stock	1,689,940	—
Collective Investment Trusts - Stable Value Fund	—	164,732

SAVINGS PLAN FOR EMPLOYEES OF THE LAPORTE SAVINGS BANK
NOTES TO FINANCIAL STATEMENTS
December 31, 2013 and 2012

	Fair Value Measurements at
	December 31, 2012
	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs
	(Level 1)	(Level 2)
Investments:
Mutual funds:
Large U.S. Equity	$69,446	$—
Small/Mid U.S. Equity	302,952	—
International Equity	177,911	—
Pooled separate accounts:
Large U.S. Equity	—	196,015
Small/Mid U.S. Equity	—	253,747
Fixed Income	—	198,145
LaPorte Bancorp, Inc. Common Stock	1,305,191	—
Collective Trusts:
Balanced/Asset Allocation:
Target Date - Fixed Income	—	126,663
Target Date - Equities	—	825,901
Target Date - Blended	—	253,306
Stable Value Fund	—	143,539

(Continued)

SUPPLEMENTAL SCHEDULE

SAVINGS PLAN FOR EMPLOYEES OF THE LAPORTE SAVINGS BANK
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2013

Name of plan sponsor:	The LaPorte Savings Bank
Employer identification number	35-0461190
Three-digit plan number:	002

(A)	(B)	(C)	(D)	(E)
Party-in-interest investment	Identity of issuer, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Cost	Current Value
	Principal Life Insurance Co.	Registered Investment Company	**	$13,957
		Principal Glbl Div Income Inst
	Principal Life Insurance Co.	Registered Investment Company	**	14,605
		Principal Real Estate Sec Inst
	Blackrock Funds, Inc.	Registered Investment Company	**	296,885
		Blackrock Lifepath Index Ret I
	Blackrock Funds, Inc.	Registered Investment Company	**	303,003
		Blackrock Lifepath Indx 2020 I
	Blackrock Funds, Inc.	Registered Investment Company	**	341,083
		Blackrock Lifepath Indx 2025 I
	Blackrock Funds, Inc.	Registered Investment Company	**	474,340
		Blackrock Lifepath Indx 2030 I
	Blackrock Funds, Inc.	Registered Investment Company	**	52,130
		Blackrock Lifepath Indx 2035 I
	Blackrock Funds, Inc.	Registered Investment Company	**	70,355
		Blackrock Lifepath Indx 2040 I
	Blackrock Funds, Inc.	Registered Investment Company	**	47,815
		Blackrock Lifepath Indx 2045 I
	Blackrock Funds, Inc.	Registered Investment Company	**	9,661
		Blackrock Lifepath Indx 2050 I
	Blackrock Funds, Inc.	Registered Investment Company	**	799
		Blackrock Lifepath Indx 2055 I
	Dimensional Fund Advisors	Registered Investment Company	**	19,465
		DFA Emerging Mkts Core Equity
	Goldman Sachs Asset Mgmt.	Registered Investment Company	**	285,522
		Goldman Sachs Grth Opps Instl
	American Funds Service Co.	Registered Investment Company	**	203,457
		American Funds EuroPacific R6
	Hartford Financial Services	Registered Investment Company	**	155,644
		Hartford Small Cap Growth Hls
	Invesco AIM Funds	Registered Investment Company	**	187,949
		Invesco Diversified Dividend Y
*Denotes party-in-interest investment.
**Investment is participant-directed, therefore, historical cost is not required.

(Continued)

SAVINGS PLAN FOR EMPLOYEES OF THE LAPORTE SAVINGS BANK
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2013

(A)	(B)	(C)	(D)	(E)
Party-in-interest investment	Identity of issuer, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Cost	Current Value
	JP Morgan Funds	Registered Investment Company	**	$116,846
		JP Morgan Core Bond R6
	Prudential Fund Services	Registered Investment Company	**	90,183
		Prudential Jennison Growth Z
	Franklin Templeton Funds	Registered Investment Company	**	17,748
		Templeton Global Bond Adv
	Vanguard Group	Registered Investment Company	**	114,847
		Vanguard 500 Index Signal
	Vanguard Group	Registered Investment Company	**	293,508
		Vanguard Mid-Cap Index Signal
	Vanguard Group	Registered Investment Company	**	65,029
		Vanguard Small-Cap Indx Signal
	Vanguard Group	Registered Investment Company	**	12,288
		Vanguard Total Int'l Stock ID
	Reliance Trust Company	Common/Collective Trust	**	162,935
		Reliance Trust Stable Value Fund Collective Investment Trust Series 25053
*	LaPorte Bancorp, Inc.	Employer Security	**	1,689,940
		LaPorte Bancorp, Inc. Common Stock
*	Participant Loans	Interest rates ranging from 5.25% to 10.25%	**	137,554

				$5,177,548
*Denotes party-in-interest investment.
**Investment is participant-directed, therefore, historical cost is not required.